Exhibit 17
September 1, 2010
Josephine Chaus
Chairwoman
Bernard Chaus, Inc.
530 Seventh Avenue
New York, NY 10018
Dear Josephine:
I hereby resign as a director of Bernard Chaus, Inc., effective immediately.
This will confirm that my resignation is not because of any disagreement on any matter relating to the company’s operations, policies or practices.
I wish you and the Company success.
Very truly yours,
/s/ Harvey Krueger
Harvey Krueger